[NAMTAI LOGO]                                     FIRST QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.              CONTACT: Lorne Waldman
1790-999 WEST HASTINGS STREET                              President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604)669-7800 FAX: (604)669-7816             WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                           NAM TAI ELECTRONICS, INC.
                Q1 2006 Net Sales up 33%, Operating Income up 30%


VANCOUVER, CANADA -- May 15, 2006 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) announced today its unaudited results for the first quarter ended March 31, 2006.


KEY HIGHLIGHTS
     (In thousands of US Dollars, except per share data and as otherwise stated)

-------------------------------------------------------------------------------------------------------------
                                                               Quarterly Results (Unaudited)
-------------------------------------------------------------------------------------------------------------
                                                          Q1/06                   Q1/05               YoY(%)
-------------------------------------------------------------------------------------------------------------
Net sales                                               208,358                 156,923                 32.8
-------------------------------------------------------------------------------------------------------------
Gross Profit                                             21,114                  18,417                 14.6
-------------------------------------------------------------------------------------------------------------
                             % of sales                   10.1%                   11.7%                    -
-------------------------------------------------------------------------------------------------------------
Operating Income                                         12,604                   9,679                 30.2
-------------------------------------------------------------------------------------------------------------
                             % of sales                    6.0%                    6.2%                    -
-------------------------------------------------------------------------------------------------------------
                    per share (diluted)                    0.29                    0.23                 26.1
-------------------------------------------------------------------------------------------------------------
Net Income(a)                                            12,465                  13,806                (9.7)
-------------------------------------------------------------------------------------------------------------
                             % of sales                    6.0%                    8.8%                    -
-------------------------------------------------------------------------------------------------------------
Basic earnings per share                                  $0.29                   $0.32                (9.4)
-------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                $0.29                   $0.32                (9.4)
-------------------------------------------------------------------------------------------------------------
Weighted average number of shares ('000')
   Basic                                                 43,538                  42,675                    -
   Diluted                                               43,641                  42,898                    -
--------------------------------------------------------------------------------------------------------------

Notes:

(a) With effect from January 1, 2006, the Company adopted the Statement of Financial Accounting Standards No. 123 (Revised) - "Share-Based Payment" issued by the Financial Accounting Standards Board. The Company has applied the modified-prospective transition method in recording stock-based compensation expenses in respect of stock options granted prior to, and any remaining unvested options as of January 1, 2006 and stock options granted on or after January 1, 2006. During the first quarter of 2006, the Company recorded $79,000 in stock-based compensation expenses in respect of non-vested pre-IPO stock options granted by its Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited ("NTEEP"), to the employees of NTEEP upon NTEEP's listing in April 2004. GAAP to Non-GAAP Reconciliation

GAAP to Non-GAAP Reconciliation
-------------------------------

(In millions of US Dollars, except for earnings per share ("EPS"))

-------------------------------------------------------------------------------------------------------------
                                                                       Three months ended March 31,
                                                              -----------------------------------------------
                                                                       2006                    2005
-------------------------------------------------------------------------------------------------------------
                                                               million      EPS $       million      EPS $
-------------------------------------------------------------------------------------------------------------
GAAP Net Income                                                  12.4        0.29        13.8        0.32
-------------------------------------------------------------------------------------------------------------
Add back/(Less):                                                    -           -        (5.9)      (0.14)
- realized gains on sale of a subsidiary's shares
-------------------------------------------------------------------------------------------------------------
Non-GAAP Net Income                                              12.4        0.29         7.9        0.18
-------------------------------------------------------------------------------------------------------------

Please see page 5 for a detailed discussion of management's use of non-GAAP information.

Consistent with its strong performance in 2005, Nam Tai is pleased to announce that it once again achieved outstanding results in the first quarter of 2006. Net sales increased by 32.8% from $157 million in the first quarter of 2005 to $208 million in the first quarter of 2006, which exceeded Nam Tai's first quarter guidance for 2006. Capitalizing on the benefits from the restructuring of its Hong Kong operations in 2005, the Company was successful in reducing its selling, general and administrative expenses as well as research and development expenses as a percentage of sales to 4.1% in the first quarter of 2006 as compared to 5.6% in the same period last year. As a result, the Company's diluted operating income per share increased by 26.1% from $0.23 in the first quarter of 2005 to $0.29 in the first quarter of 2006, and surpassed its first quarter guidance for 2006 by 26.1%. The GAAP diluted earnings per share decreased by 9.4% from $0.32 in the first quarter of 2005 to $0.29 in the first quarter of 2006 mainly due to a gain on sale of a subsidiary's share for $5.9 million in the first quarter of 2005. Most importantly, Nam Tai continued to outperform its industry peers by achieving industry leading gross profit margins of 10.1% and operating profit margins of 6.0% in the first quarter of 2006.

The non-GAAP diluted earnings per share increased by 61.1% to $0.29 in the first quarter of 2006 as compared with $0.18 in the same period last year, and surpassed its first quarter guidance for 2006 significantly by 31.8%. (Please refer to the reconciliation of GAAP operating income to non-GAAP operating income, and GAAP net income and earnings per share to non-GAAP net income and earnings per share and non-GAAP information in page 5.)

Such strong results in the first quarter of 2006 was still attributable to the Company's fast growing and high-tech key component subassemblies of telecommunication products, which continued to outperform its other business segments.

Nam Tai is very pleased to see that its business growth strategy of gaining market share and achieving earnings growth has proven to be highly successful, resulting in its financial performance repeatedly surpassing its expectation.

Company Outlook

With the sales of global high-tech telecommunication products rising continuously, the Company believes the demand for high-tech key component subassemblies will continue to be strong. As a result, the Company expects that its key component subassemblies business will continue to be its major growth driver. As the Company executes its expansion plans, which will enable it to capture the continuous growth opportunities, the Company remains bullish on its long term growth momentum.

To strengthen its core key component subassemblies business, Nam Tai will further expand its flexible printed circuit ("FPC") business by moving upstream to commence FPC unit manufacturing. The Company believes that this strategic move of enhancing the vertical integration of its FPC business will bring more growth opportunities to the Company. The trial production of FPC unit manufacturing is expected to commence at the end of the third quarter of 2006.

In addition to its investment in the vertical integration of its FPC business, the Company has also made progress on its new factory expansion plan. The Company has entered into an official agreement with the Guangming Hi-Tech Industrial Park, Shenzhen, PRC, for the purchase of approximately 1.3 million square feet of land. Completion of the land transfer is expected to occur in or before the autumn of 2006.

With various development and expansion plans in place, Nam Tai remains positive towards its future outlook, and believes that it is on track to create substantial returns for its shareholders.

Going forward, driven by the number of new products in the pipeline, the Company believes that its growth will continue in the second quarter of 2006 and extend at a faster pace into the third and fourth quarters of 2006. Overall, the Company's outlook for the full year of 2006 remains positive. Based on current market conditions and its current order situation, the Company is pleased to provide its projection for the second quarter of 2006 excluding approximately $9.0 million realized gain on disposal of assets held for sale in April 2006 as follows:

(In millions of US Dollars, except for per share data)

-------------------------------------------------------------------------------------------------------
                                                                  2Q 2006         2Q 2005     1Q 2006
                                                                (Estimated)       (Actual)    (Actual)
-------------------------------------------------------------------------------------------------------
Sales                                                            $210-$220           $185        $208
-------------------------------------------------------------------------------------------------------
Non-GAAP Operating Income per Share (diluted) (a)(b)             $0.28-$0.29         $0.33       $0.29
-------------------------------------------------------------------------------------------------------
Non-GAAP Earnings per Share (diluted) (a)(b)(c)                  $0.28-$0.30         $0.28       $0.29
-------------------------------------------------------------------------------------------------------

Notes:

(a) The non-GAAP operating income per share and non-GAAP earnings per share estimate and comparative figures for prior periods may exclude certain income and expenses for management to better assess operating performance (see page 5 for non-GAAP information).

(b) The non-GAAP diluted operating income per share and non-GAAP diluted earnings per share will be affected by any future changes in total number of outstanding shares and stock options.

(c) The non-GAAP diluted earnings per share estimate is calculated based on a current minority interest of approximately 30.5% in NTEEP and approximately 25.1% in J.I.C. Technology Company Limited. Minority interest may fluctuate within and between quarters.

Mergent International Dividend Achievers(TM)
--------------------------------------------

Nam Tai has recently been selected as one of companies to be included on Mergent International Dividend AchieversTM list. This year, only 15% of international common stocks and ADRs traded on the major US exchanges met the stringent inclusion criteria. The Company is pleased to be included in the Mergent International Dividend AchieversTM list. Its 13th year record of increasing dividends reflects both the Company's long term growth record and its continuing commitment to its shareholders.

Sarbanes-Oxley Act
------------------

The Company is working towards full compliance with the relevant sections of the Sarbanes-Oxley Act in accordance with the timetable set out by the relevant regulations.

Supplementary Information (Unaudited) for the First Quarter of 2006
-------------------------------------------------------------------

1.   Quarterly Sales Breakdown
     (In thousands of US Dollars)


------------------------------------------------------------------------------------------------
Quarter                2006                 2005        YoY(%)                YoY(%)
                                                      (Quarterly)      (Quarterly accumulated)
------------------------------------------------------------------------------------------------
1st Quarter         208,358              156,923            32.8                 32.8
------------------------------------------------------------------------------------------------
2nd Quarter               -              185,277               -                    -
------------------------------------------------------------------------------------------------
3rd Quarter               -              207,859               -                    -
------------------------------------------------------------------------------------------------
4th Quarter               -              247,178               -                    -
------------------------------------------------------------------------------------------------
Total               208,358              797,237
------------------------------------------------------------------------------------------------


2.   Net Sales Breakdown by Product Segment

------------------------------------------------------------------------------------------------------------------------
                                                                    2006                            2005
------------------------------------------------------------------------------------------------------------------------
Segment                                                    1Q (%)           YTD (%)         1Q (%)           YTD (%)
------------------------------------------------------------------------------------------------------------------------
Consumer Electronics and Communication Products:
-Consumer Electronics and Communication Products             16%            16%              27%              27%
-Software Development Services                                1%             1%               1%               1%

------------------------------------------------------------------------------------------------------------------------
Telecom. Components Assembly                                 77%            77%              64%              64%
------------------------------------------------------------------------------------------------------------------------
Parts & Components: -LCD Panels                               6%             6%               8%               8%
------------------------------------------------------------------------------------------------------------------------
                                                            100%           100%             100%             100%
------------------------------------------------------------------------------------------------------------------------


3.   Key Highlight of Financial Position

-------------------------------------------------------------------------------------------------------------
                                                    As at March 31,                  As at December 31,
                                     -------------------------------------------
                                             2006                    2005                    2005
-------------------------------------------------------------------------------------------------------------

Cash on Hand                            $211.3 million          $164.5 million           $213.8 million
-------------------------------------------------------------------------------------------------------------
Marketable Securities                    $13.3 million          $40.3 million            $13.3 million
-------------------------------------------------------------------------------------------------------------
Cash/Current Liabilities                     1.36                    1.47                     1.30
-------------------------------------------------------------------------------------------------------------
Current Ratio                                2.48                    2.96                     2.42
-------------------------------------------------------------------------------------------------------------
Total Assets/Total Liabilities               3.23                    3.95                     3.10
-------------------------------------------------------------------------------------------------------------
Return on Equity                             16.1%                  18.1%                    16.7%
-------------------------------------------------------------------------------------------------------------
Total Liabilities/Equity                     0.51                    0.38                     0.54
-------------------------------------------------------------------------------------------------------------
Debtors Turnover                            51 days                56 days                  58 days
-------------------------------------------------------------------------------------------------------------
Inventory Turnover                          13 days                14 days                  16 days
-------------------------------------------------------------------------------------------------------------
Average Payable Period                      54 days                52 days                  63 days
-------------------------------------------------------------------------------------------------------------


With $17.4 million of net cash provided by operating activities in the first quarter of 2006, the Company continues to maintain a strong financial position even after the capital expenditures and payment of $14.4 million in dividends for the fourth quarter of 2005 during the first quarter of 2006. Moreover, the Company's other financial ratios remain healthy.

First Quarter Results Analyst Conference Call
---------------------------------------------

The Company will hold a conference call on Monday, May 15, 2006 at 10:00 a.m. EDT for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 288-0318 just prior to its start time.

Dividends
---------

The record date for the second quarter dividend of $0.38 per share is June 30, 2006 and the payment date will be on or before July 21, 2006.

Annual General Meeting
----------------------

The Company will hold its Annual Shareholders' Meeting at 11:30 a.m. (EDT) on Friday, June 9, 2006 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY. The record date for voting is April 21, 2006.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies, image sensors modules and PCBA for BluetoothTM headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices and microwave ovens. We also manufacture finished products, including cellular phones in semi-knocked down ("SKD"), form, mobile phone accessories and educational products.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong Limited are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.

Non-GAAP Information
--------------------

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States ("US GAAP"), management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain income/expenses to better assess operating performance. Those non-GAAP financial measures excludes certain items, such as stock-based compensation expenses, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. By disclosing this non-GAAP information, management intends to provide investors with additional information to further analyze the Company's performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the company's performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table in the press release on pages 1 and 2 for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

Forward-Looking Statements
--------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales, projected gross profit margin, projected non-GAAP operating income per share (diluted) and projected non-GAAP earnings per share (diluted) for the second quarter of 2006, and plans relating to the expansion of the Company's business. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected second quarter 2006 sales, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(In Thousands of US Dollars except share and per share data)

                                                                Unaudited
                                                            Three months ended
                                                                  March 31
                                                            2006          2005
--------------------------------------------------------------------------------
Net sales - related parties                                $      -    $ 5,105
Net sales - third parties                                   208,358     151,818
                                                           --------------------
Total net sales                                             208,358     156,923
Cost of sales                                               187,244     138,506
                                                           --------------------
Gross profit                                                 21,114      18,417
Costs and expenses
Selling, general and administrative expenses                  6,574       7,257
Research and development expenses                             1,936       1,481
                                                           --------------------
                                                              8,510       8,738
                                                           --------------------
Operating income                                             12,604       9,679
Other expenses - net                                           (207)       (442)
Gain on sale of a subsidiary's shares                             -       5,870
Interest income                                               1,756         673
Interest expense                                               (157)        (82)
                                                           --------------------
Income before income taxes and minority interests            13,996      15,698
Income taxes                                                    (79)       (141)
                                                           --------------------
Income before minority interests                             13,917      15,557
Minority interests                                           (1,452)     (1,751)
                                                           --------------------
Net income                                                 $ 12,465    $ 13,806
                                                           --------------------
Earnings per share
Basic                                                        $ 0.29      $ 0.32
                                                           --------------------
Diluted                                                      $ 0.29      $ 0.32
Weighted average number of shares ('000')
Basic                                                        43,538      42,675
Diluted                                                      43,641      42,898

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT MARCH 31, 2006 AND DECEMBER 31, 2005
(In Thousands of US Dollars)
                                                        Unaudited      Audited
                                                         March 31    December 31
                                                            2006         2005
--------------------------------------------------------------------------------
ASSETS                                                                  (note)
Current assets:
 Cash and cash equivalents                             $ 211,273      $ 213,843
 Marketable securities                                    13,330         13,330
 Accounts receivable, net                                115,556        125,662
 Inventories                                              27,013         31,744
 Prepaid expenses and other receivables                    3,352          1,490
 Income taxes recoverable                                  3,354          2,671
 Assets held for sale                                     10,912         10,912
                                                     ---------------------------
      Total current assets                               384,790        399,652
Property, plant and equipment, net                        96,323         97,926
Land use right                                             2,726          2,815
Deposits for property, plant and equipment                 5,369          1,250
Goodwill                                                  18,476         17,068
Other assets                                               1,134          1,300
                                                     ---------------------------
      Total assets                                     $ 508,818      $ 520,011
                                                     ===========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Notes payable                                         $   4,285      $   4,813
 Short-term bank loans                                     3,640          2,275
 Long-term bank loans - current portion                    2,031          2,312
 Accounts payable                                        110,110        121,608
 Accrued expenses and other payables                      18,169         19,447
 Dividend payable                                         16,580         14,357
 Income taxes payable                                        166            166

                                                     ---------------------------
      Total current liabilities                          154,981        164,978

Long-term bank loans - non-current portion                 2,413          2,850
                                                     ---------------------------
      Total liabilities                                  157,394        167,828

Minority interests                                        42,556         41,792

Shareholders' equity:
 Common shares                                               436            435
 Additional paid-in capital                              260,685        258,167
 Retained earnings                                        46,656         50,771
 Accumulated other comprehensive income (Note 1)           1,091          1,018
                                                     ---------------------------
      Total shareholders' equity                         308,868        310,391

      Total liabilities and shareholders' equity       $ 508,818      $ 520,011
                                                     ===========================

Note: Information extracted from the audited financial statements included in the 2005 Form 20-F of the Company filed on March 15, 2006.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(In Thousands of US Dollars)

                                                                                        Unaudited
                                                                                  Three months ended
                                                                                        March 31
                                                                                   2006           2005
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                      $  12,465      $ 13,806
Adjustments to reconcile net income to net cash provided by
 (used in) operating activities:
  Depreciation and amortization of property, plant and equipment
  and land use right                                                                4,729         3,844
  Amortization of intangible assets                                                     -            23
  Net gain on disposal of property, plant and equipment                              (143)          (29)
  Stock option expenses                                                                79             -
  Gain on sale of a subsidiary's shares                                                 -        (5,870)
  Minority interests                                                                1,452         1,751
Changes in current assets and liabilities :
  Decrease (increase) in accounts receivable                                       10,106        (3,338)
  Decrease in amount due from a related party                                           -            66
  Decrease in inventories                                                           4,731         1,552
  Increase in prepaid expenses and other receivables                               (1,862)         (991)
  Increase in income taxes recoverable                                               (683)         (558)
  (Decrease) increase in notes payable                                               (528)        1,078
  Decrease in accounts payable                                                    (11,498)      (14,268)
  Decrease in accrued expenses and other payables                                  (1,278)       (1,988)
  Increase in amount due to a related party                                             -         1,116
  Decrease in income taxes payable                                                      -           (12)
  Others                                                                             (193)            -
                                                                                ------------------------
                Total adjustments                                                   4,912       (17,624)
                                                                                ------------------------
Net cash provided by (used in) operating activities                             $  17,377      $ (3,818)
                                                                                ------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                     $  (2,969)     $(11,328)
  (Increase) decrease in deposits for property, plant and equipment                (4,119)        3,044
  Acquisition of additional shares in a subsidiary                                 (2,120)            -
  Proceed from sale of a subsidiary's shares                                            -        20,055
  Decrease in other assets                                                            166             -
  Proceeds from disposal of property, plant and equipment                             148            38
                                                                                ------------------------
Net cash (used in) provided by investing activities                             $  (8,894)     $ 11,809
                                                                                ------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                                           $ (14,357)     $ (5,120)
  Proceeds from bank loans                                                          1,652           800
  Repayment of bank loans                                                          (1,005)         (719)
  Proceeds from shares issued on exercise of options                                2,464           945
                                                                                ------------------------
Net cash used in financing activities                                           $ (11,246)     $ (4,094)
                                                                                ------------------------

Net (decrease) increase in cash and cash equivalents                               (2,763)        3,897
Cash and cash equivalents at beginning of period                                  213,843       160,649
Effect of exchange rate changes on cash and cash equivalents                          193             -
                                                                                ------------------------
Cash and cash equivalents at end of period                                      $ 211,273      $164,546
                                                                                ========================

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED MARCH 31, 2006 AND 2005
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain (loss) on marketable securities. The comprehensive income of the Company was $12,538 and $11,847 for the three months ended March 31, 2006 and March 31, 2005, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels ("LCDP") segment.

                                                                   Unaudited
                                                              Three months ended
                                                                   March 31
                                                              2006         2005
--------------------------------------------------------------------------------
NET SALES :
   - CECP                                                 $  35,170     $ 43,290
   - TCA                                                    160,570      101,360
   - LCDP                                                    12,618       12,273
                                                          ----------------------

           Total net sales                                $ 208,358     $156,923
                                                          ======================
NET INCOME :
   - CECP                                                 $   2,831     $  4,356
   - TCA                                                      8,902        4,565
   - LCDP                                                       543          609
   - Corporate                                                  189        4,276
                                                          ----------------------
           Total net income                               $  12,465     $ 13,806
                                                          ======================

                                                         Unaudited     Audited
                                                         March 31,     Dec. 31,
                                                              2006       2005
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CECP                                                 $  48,142     $148,173
   - TCA                                                     58,933      170,624
   - LCDP                                                     8,844       57,736
   - Corporate                                               42,899      143,478
                                                          ----------------------
           Total assets                                   $ 508,818     $520,011
                                                          ======================

3. The following is a summary of the net sales, net income and long-lived assets by geographical area. Geographical area is determined by the place of delivery, as requested by the customer, and does not necessarily represent the geographical location of our customers, or the ultimate destination of products:

                                                             Unaudited
                                                         Three months ended
                                                              March 31
                                                         2006           2005
--------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   -Hong Kong and Macao:
       Unaffiliated customers                            $       -    $  12,273
       Intercompany sales                                        -          186

   -PRC, excluding Hong Kong and Macao:
       Unaffiliated customers                              208,358      139,545
       Related party                                             -        5,105
       Intercompany sales                                      159            -

   -Intercompany eliminations                                 (159)        (186)
                                                         -----------------------

          Total net sales                                $ 208,358    $  156,923
                                                         =======================

NET INCOME WITHIN:
   -PRC, excluding Hong Kong & Macao                     $   4,461    $   5,023
   -Macao                                                    9,943        5,514
   -Hong Kong                                               (1,939)       3,269
                                                         -----------------------

          Total net income                               $  12,465    $  13,806
                                                         ======================


                                                         Unaudited      Audited
                                                         March 31,      Dec. 31,
                                                            2006          2005
--------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN :
   -PRC, excluding Hong Kong & Macao                     $  98,604     $ 100,372
   -Macao                                                       77            88
   -Hong Kong                                                  368           281
                                                         -----------------------

          Total long-lived assets                        $  99,049     $ 100,741
                                                         =======================


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